Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and Nine Months ended December 31, 2012
March 1, 2013
(Unaudited)

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

PRELIMINARY INFORMATION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Alterrus Systems Inc. (“Alterrus” or “the Company”) for the nine months ended December 31, 2012 and the related notes thereto. These statements have been prepared in accordance with IAS 34, Interim Financial Reporting with the International Financial Reporting Standards (“IFRS”) Framework.  In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2012 and the related MD&A available on SEDAR at www.sedar.com.

As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated August 15, 2012 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” that are subject to risk factors. Forward-looking statements look into the future and provide a view as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions. This MD&A contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.  It is important to note that unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of December 31, 2012. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

FORWARD-LOOKING STATEMENTS (continued)

Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the meeting its debt obligations, uncertainties relating to the availability and costs of financing needed in the future, unfavourable weather conditions, the possibility that future crop yield results will not be consistent with the Company’s expectations, failure to provide quality crops to its customers, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, and the other risks involved in the growing and expanding the development and operation of the Company’s Verticrop System business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

1.         OVERVIEW

Alterrus Systems Inc. (formerly Valcent Products Inc.) (which, together with its subsidiaries, is collectively referred to as the “Company” or “Alterrus”) was incorporated in Canada in 1996.  The Company’s current business activity is to focus on the development, marketing and operation of the Company’s High Density Vertical Growth System (“VertiCrop™”). The Company is listed on the Canadian National Stock Exchange (“CNSX”) under the symbol of ASI and OTC Markets Group Inc. (OTC:QB) under the symbol of ASIUF.

The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

The Company has created an innovative, highly efficient  system that provides a cost effective solution for crop production, with significant operating, environmental and capital cost savings over traditional field agriculture.

VertiCrop™ is a patent pending technology comprised of a suspended tray on a moving conveyor. It provides maximum exposure to light (either natural or artificial), along with precisely measured nutrients for the plants. Designed to grow in a closed loop and controlled environment, VertiCrop™ eliminates the need for potentially harmful herbicides and pesticides, while maximizing food taste and nutrition. Developed over several years by the Company, VertiCrop™ grows higher quality produce much more efficiently and with greater food value, when compared to commercial field agriculture.

•	Specially designed racks and trays suspended from an overhead track.
•	Closed loop conveyor passing through a feeding station, which provides water and nutrients.
•	Supplementary lighting to enhance growth and provide for year round production.
•	Even airflow over the plants and equal exposure to light.
•	Water and nutrient run-off from the feeding station is captured and recycled.
•	Conducive to optimum workflow – the crop comes to the crop worker.
•	Can operate in closed and greenhouse applications.

2.         OVERALL PERFORMANCE

The Company incurred net losses from operations of $1,015,414 for the nine months ended December 31, 2012 an increase in loss of $266,545 over the comparative period for the nine months ended December 31, 2011. This increase is a result of a reduction of $137,199 in project development costs offset by an increase in General and administrative costs of $325,852 from the prior comparative period.   During the three months ended December 31, 2012, the Company incurred net losses from operations of $486,054 an increase in loss from $175,520 in the comparative period.  The increase in loss is a result of an increase of $86,573 in project development costs coupled with an increase of $177,858 in General and administrative costs in the comparative period.
3.         CORPORATE DEVELOPMENTS

During  April, 2012 the Company closed a CDN $1,250,000 financing with a commercial lender for the first North American installation of VertiCrop™, a high-density vertical growing system on the top level of a parkade in downtown Vancouver, Canada. As of December 31, 2012, the Verticrop facility was nearly complete and the loan had been drawn on to CDN $1,000,000 for the term loan and $208,000 on the operating loan.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

3.         CORPORATE DEVELOPMENTS (continued)

During May 2012 the Company closed US $500,000 in 12%, unsecured convertible notes (the “Notes”) due April 2014. The Notes and accrued interest are convertible into units at a conversion price of US $0.10.

On May 15, 2012, the Company appointed Christopher Ng as Chief Executive Officer of the Company. Former CEO, Stephen Fane will continue to work with Alterrus in the role of Executive Chair.

On June 12, 2012, the Company changed its name from Valcent Products Inc. to Alterrus Systems Inc. The company had completed all the necessary application processes and regulatory approval for the name change, which was accepted by shareholders at the company’s 2011 annual general meeting. Common shares began trading under the new name at market open on June 12, 2012. The new trading symbol of the Company is ASIUF with a new CUSIP number of 02153P105. The Company’s website is www.alterrus.ca.

On July 26, 2012, the Company’s common shares commenced trading in US dollars on the Canadian National Stock Exchange (“CNSX”) under the symbol of ASI.

On August 22, 2012 the Company began construction of its first VertiCrop™ urban farming system on the top level of a downtown Vancouver parking lot.  As at December 31, 2012, the VertiCrop™ project was near completion and was being commissioned. For accounting purposes, we have classified this project as asset under development until it is capable of operating in the manner intended by management.

On August 31, 2012, the consulting services of John Hamilton, CFO, were terminated and Stephen Fane was appointed acting CFO by the Board of Directors.

On December 14, 2012, the Company issued unsecured convertible debentures in the amount of $128,000 accruing interest at 12% per annum with a term to December 14, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant, one whole share purchase warrant is for a three year term with an exercise price of $0.12.

4.         SELECTED QUARTERLY DATA

	2012	2012	2012	2012	2011	2011	2011	2011
(Unaudited)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
Revenues	$1,013	$-	$-	$-	$-	$-	$-	$-
Loss from operations	(486,054)	(207,151)	(322,209)	(1,009,791)	(175,520)	(499,738)	(73,611)	(3,275,296)
Net loss	(455,257)	(417,453)	(367,277)	(1,071,393)	(233,625)	(620,675)	34,464	(4,217,002)
Loss per share from continued operations	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$0.00	$(0.07)

The changes in comparative results of operations on a quarter over quarter basis are due primarily to significant fluctuations in the following areas: product development costs, stock-based compensation charges, foreign exchange gains and losses, interest and accretion expense, and fair value changes of embedded derivatives in convertible debt.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

5.         RESULTS OF OPERATIONS

Nine Months Ended December 31, 2012 and 2011

During the nine months ended December 31, 2012, net losses increased by $420,151 resulting in a net loss of $1,239,987 compared to a net loss of $819,836 for the nine months ended December 31, 2011 due primarily to the following:

•	In the prior comparative period, there was a credit in stock-based compensation expense of $266,378 with no such credits during the current period.
•
Project development decreased by $137,199 in the current period compared to the comparative due to the Company commencing the construction of the VertiCropTM system during the current period, whereby costs are recorded as assets under development, rather than project development expense.

•
Travel decreased by $85,826 to $3,651 during the current period, due to a reduction in business activities abroad.  The Company reduced its travel to the UK and to the US as a result of refocusing its efforts locally in Vancouver, BC.

•	Debt interest increased by $161,754 from the prior comparative to $264,931 due to an increase in number of convertible debentures and promissory notes payable during the current period.
•	Consulting fees increased $120,412 from Nil for the prior period due to increased fees for marketing and branding services related to the launch of the Local Garden brand.
•	There was a minimal amount of sales, $1,013, in the period compared to Nil in the prior comparative period as the Local Garden facility entered its trial startup period.
•	Cost of sales were $47,116 for the period compared to Nil in the comparative period as costs were incurred in the Local Garden facility during the initial startup period.

Three Months Ended December 31, 2012 and 2011

During the three months ended December 31, 2012, net loss increased by $ 221,632 resulting in a net loss of $ 455,257 compared to a net loss of $233,625 for the three months ended December 31, 2011, due primarily to the following:

•	Project development increased by $86,573 as staff were brought on to complete the Local Garden facility and plant and maintain the initial crops.
•
Travel decreased by $20,272 to $1,090 during the current period, due to a reduction in business activities abroad.  The Company reduced its travel to the UK and to the US as a result of refocusing its efforts locally in Vancouver, BC.

•	Professional fees increased by $74,997 to $86,337 in the current period from the comparative prior period due to increased accounting fees related to filing of tax returns and audit preparation work.
•
Debt interest increased by $43,779 from the prior comparative to $89,873 due to an increase in number of convertible debentures and promissory notes payable during the current period as well as loan interest.

•	Consulting fee increased to $66,384 from $Nil for the prior period as branding and marketing services increased for the launch of the Local Garden branded product.
•	There was a minimal amount of sales, $1,013, in the period compared to $Nil in the prior comparative period as the Local Garden facility entered its trial startup period.
•	Cost of sales were $47,116 for the period compared to $Nil in the comparative period as costs were incurred in the Local Garden facility during the initial startup period.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

6.         LIQUIDITY AND CAPITAL RESOURCES

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s accumulated losses during the development stage at December 31, 2012 are $53.2 million.  The Company’s working capital deficit as at December 31, 2012 was $5.2 million, which is less than the $3.8 million in working capital deficit as at March 31, 2012. This decrease in working capital was a result of loan financings and convertible debt secured during the nine months ended December 31, 2012.  These funds were used in general operations and the development of the VertiCrop™ system.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations.

Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

The Company had cash of $103,457 as of December 31, 2012.  Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months it cannot be certain that any required additional financing will be available on terms favorable to the Company. If additional funds are raised by the issuance of equity securities, then existing stockholders will experience dilution of their ownership interest.  If adequate funds are not available on acceptable terms the Company may be unable to fund commercialization of its products, develop or enhance services or respond to competitive pressures.

During the nine months ended December 31, 2012, the Company issued 830,000 common shares from a commitment to issue shares at March 31, 2012. The Company’s issued and outstanding shares as at December 31, 2012 were 95,816,003.

During the nine months ended December 31, 2012, the Company used a total of $343,330 in cash related to its operations, compared to $10,356 in the prior comparative period of the nine months ended December 31, 2011.   Cash was funded from proceeds of $500,000 from convertible notes, and $1,208,000 from bank loans, compared to only $700,000 in promissory notes from the prior comparative period. The Company acquired assets under development relating to the VertiCropTM project of $1,381,179 compared to none in the prior comparative period.

As at December 31, 2012, receivables of $451,451 (March 31, 2012 - $355,348) consist of HST taxes receivable of $429,961 and $21,490 of advances receivable.

Prepaid expenses as at December 31, 2012 of $15,702 (March 31, 2012 - $7,993) consist of $8,077 of prepaid property taxes and $7,625 of prepaid insurance and legal fees.

At December 31, 2012, the Company had incurred costs relating to the development of the VertiCrop™ system of $1,381,179 (March 31, 2012 - $nil).  Costs relate to purchase of trays, rigs, conveyor systems site preparation, greenhouse structure and deferred financing costs for the Vancouver, BC location.

At December 31, and March 31, 2012, the Company has assets held for resale of $433,254, relating to property and remaining equipment in El Paso, Texas.  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months. The company has adapted its selling strategy to take changing market conditions into account.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

6.        LIQUIDITY AND CAPITAL RESOURCES (continued)

Accounts payable and accrued liabilities increased to $ 1,956,810 at December 31, 2012 from $1,765,023 at March 31, 2012 due to the increased amounts due for the construction of the Local Garden VertiCrop™ system.

Promissory notes increased from $1,889,377 at March 31, 2012 to $2,055,915 at December 31, 2012.  Interest from the balance at March 31, 2012 was accrued during the quarter.

At December 31, 2012, amounts due to related parties increased to $1,131,166 from $941,661 as at March 31, 2012 due to accrual of management fees.

Long-term convertible notes increased from $nil at March 31, 2012 to $636,557 due to the additions of $500,000 and $128,000 of convertible debt during the nine months ended December 31, 2012.

Loans increased from $nil at March 31, 2012 to $920,120 in non-current liabilities and $83,000 in current liabilities for a total of $1,003,120. See note 10 on the financial statements for contractual obligations relating to this loan.

Financial Instruments

The Company has designated its cash and cash equivalents and receivables as loans and receivable, which is measured at amortized costs. Accounts payable and accrued liabilities, promissory notes payable, convertible notes, loan payable, due to related parties are designated as other financial liabilities, which are measured at amortized cost. The convertible accrued interest payable is measured at fair value.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

7.         CONTRACTUAL COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations as of December 31, 2012:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leased offices and development space	$268,000	$29,000	$58,000	$58,000	$123,000
Legal claim	66,766	66,766	-	-	-
Term loan	1,013,000	83,000	411,000	360,000	159,000
Registered security	163,400	163,400	-	-	-
Total	$1,511,166	$342,166	$469,000	$418,000	$282,000

Tabular Disclosure of Contractual Obligations

8.         OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9.         RELATED PARTY TRANSACTIONS

During the three and nine months ended December 31, 2012 and 2011, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Project development	$-	$-	$-	$1,937
Interest and accretion	4,532	9,023	13,546	27,836
	$4,532	$9,023	$13,546	$29,773

The related party transactions are in the ordinary course of business.

At December 31 and March 31, 2012, due to related parties was comprised of amounts owing to key management.  At December 31, 2012, the amounts owing of $1,131,165 were comprised of amounts to Stephen Fane, Chairman, and Director, Christopher Ng, CEO and Director and Ray Torresan, Director. (March 31, 2012 - $941,661) These amounts were non-interest bearing and had no specific terms of repayment.

At December 31, 2012, included in promissory notes payable from Note 7 is $213,542 (March 31, 2012 – $199,997) owing to Christopher Ng, CEO and Director.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

9.         RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and short-term employee benefits	$100,000	$127,036	$330,000	$394,212
Share-based payments	-	-	-	28,224
Stock-based compensation	-	-	-	126,817
	$100,000	$127,036	$330,000	$549,253

10.      OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at December 31, 2012, 95,816,003 common shares were issued and outstanding. There are also 9,373,019 share options and 19,256,162 warrants outstanding to acquire unissued common shares. There are no preferred shares outstanding. In January, 2013 200,000 shares were issued to a consultant in lieu of cash.

11.      RISKS AND UNCERTAINTIES

As Alterrus is in the early stages of development of the VertiCrop™ product line, the business involves a high degree of risk.  The economic viability of VertiCrop™ System needs to be demonstrated in order for the Company to meet its financial obligations as they come due. An investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

Material risks and uncertainties affecting Alterrus, their potential impact and the Company’s risk management strategies are substantially unchanged from those disclosed in the Company’s Amended MD&A and 20-F for the year ended March 31, 2012, which are available on SEDAR and EDGAR.

12.	ACCOUNTING ESTIMATES AND POLICIES

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company’s most significant areas of estimation are in relation to recoverability of its asset under development, stock-based compensation expenses, assessment of its compound instruments, and deferred tax assets and liabilities. Actual results could differ from those estimates. The significant accounting policies used by the Company are disclosed in Note 3 to the consolidated financial statements for the year ended March 31, 2012 as well Note 3 in the condensed consolidated interim financial statements for the new accounting policies for inventory, asset under development, revenue functional currency.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Management Discussion and Analysis
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

13.      MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.